FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2004
Commission File Number 333-7182-01
                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhoa 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


                  ANNOUNCEMENT ON THE DISTRIBUTION OF DIVIDENDS
                                    for 2003

The board of directors of CEZ, a. s., registered seat Duhoa 2/1444, 140 53 Praha 4, ID no. 45274649, entered in the Commercial Register kept at the Municipal Court Prague under file B, no. 1581, hereby announces that the general meeting of the Company held on June 17, 2004, decided to pay out dividends for the financial year 2003 in the amount of CZK 8 before taxes per each CZK 100 per share to the shareholders.Cesa spritelna, a. s., ID no.: 45244782, registered seat Olbrachtova 1929/62, 140 00 Praha 4 (Cesa spritelna") performs the distribution of dividends and their taxation by withholding income tax on behalf of the company.

All persons who were shareholders of CEZ, a. s., on the decisive date for the title to dividends are entitled to payment of dividends for 2003. This decisive date for the title to dividends is June 17, 2004 (in line with Art. 9 (1) of the Company's Articles of Association).

Legal entity shareholders, trustees, and private individual shareholders who reside permanently outside the Czech and the Slovak Republic and who are not represented by a trustee will be paid dividends via transfer to their bank account at a bank with headquarters or a branch office in the Czech Republic. The dividend will be paid to the account of such shareholders based upon written demand, which must be delivered toCesa spritelna and must be furnished with certified signature(s); this demand note must specify the account number and the banking connection.

Private individual shareholders with permanent residence in the Czech Republic or their trustees will be paid dividends in cash at any branch of Cesa spritelna in the Czech Republic, or to their Czech bank account, if they request so in a written demand note delivered to Cesa spritelna. Trustees of shareholders will be paid dividends based upon presentation of ID and of a power of attorney signed by the shareholder. The authenticity of this shareholder's signature on the power of attorney (or on the demand note for cashless payment) must be certified only if the total amount of dividends to be paid to the respective shareholder exceeds CZK 500.

Private individual shareholders with permanent residence in the Slovak Republic will be paid dividends in cash during the period from August 2, 2004 until December 31, 2004, at any branch of OTP Banka Slovensko, a. s., ID no.:
31318916, registered seat Sturova 5, 813 54 Bratislava, Slovak Republic ("OTP Banka"), or to their Slovak bank account, if they request so in a written demand note delivered to OTP Banka. After January 1, 2005, private individual shareholders or their trustees will be paid dividends in cash at any branch ofCesa spritelna in the Czech Republic, or to their Czech bank account, if they request so in a written demand note delivered to Cesa spritelna. Trustees of shareholders will be paid dividends based upon presentation of ID and of a power of attorney signed by the shareholder. The authenticity of this shareholder's signature on the power of attorney (or on the demand note for cashless payment) must be certified only if the total amount of dividends to be paid to the respective shareholder exceeds CZK 500.

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Dividends are due on August 2, 2004, whereas the payment of dividends by transfer to the shareholders' bank accounts shall be effected without delay upon receipt byCesa spritelna or by OTP Banka, of the respective shareholder's demand note in the terms of the preceding paragraphs of this announcement.



                                                  Board of Directors
                                                     CEZ, a. s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CEZ, a. s.
                            ------------------------
                                  (Registrant)

Dated June 24, 2004

                               /s/ Libuse ataloa
                            By:______________________
                                  Libuse ataloa
                         Head of Finance Administration